FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY, 2010

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

AMENDMENT EXPLANATORY NOTE

This Amendment to our Quarterly report for the period ended March 31, 2010 that was originally filed on May 17, 2010 (the “Original filing”), is being filed to correct a clerical error made on page 22 of the Original filing.

For the convenience of the reader, this Form 6-K/A sets out the Original Filing in its entirety. However, this Form 6-K/A only corrects the following information:

In the Interim Consolidated Balance Sheets, the amount of Cash and cash equivalents (Current Assets) has been corrected to $251,189 million instead of $51,189 million. All other figures remain unchanged.

No attempt has been made in this Form 6-K/A to modify or update other disclosure presented in the Original Filing, other than to correct the error referred to above.

QUARTERLY REPORT

2010 FISCAL YEAR

VIDEOTRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2010 – March 31, 2010

May 17, 2010

VIDEOTRON LTD.

Interim Consolidated Financial Statements

For the three-month period ended March 31, 2010

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE

Videotron Ltd. (“Videotron” or the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.

The following Management Discussion and Analysis covers the main activities in the first quarter of 2010 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“US GAAP”) as they relate to our financial statements, see Note 10 to our unaudited consolidated financial statements for the three-month period ended March 31 2010. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2009 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

HIGHLIGHTS SINCE DECEMBER 31, 2009

•

We continued to register strong growth in the first quarter of 2010, posting substantial customer base increases for our four products: cable television, Internet access, cable telephone and wireless telephone. It was the 19th consecutive quarter of growth for all the Company’s services.

•

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and will mature on January 15, 2020. This transaction marks Videotron’s inaugural offering on the Canadian high yield market, adding to its established presence in the US high yield market.

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with or recognized by “Canadian GAAP” or “US GAAP” to assess our financial performance. We use non-GAAP financial measures, such as operating income and average monthly revenue per user (“ARPU”) because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Income

We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, other, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and US GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. Operating income has limitations as an analytical tool, including:

•

although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;
•	it does not reflect financial expenses or the cash necessary to pay financial expenses; and
•	it does not include the gain and loss of using financial instruments.

It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in table 1 below.

Table 1

Reconciliation between the operating income measure used in this report and the net income measure used in the interim consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2010	2009
Operating Income	$251.7	$223.6
Amortization	(63.8)	(58.7)
Financial expenses	(29.6)	(14.9)
(Loss) gain on valuation and translation of financial instruments	(2.3)	10.5
Other	0.0	1.1
Income taxes	(22.8)	(21.1)
Net Income	$133.2	$140.5

MANAGEMENT DISCUSSION AND ANALYSIS

Average Monthly Revenue per User

ARPU is an industry metric that we use to measure our cable television, Internet access and telephony revenues per month per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP or US GAAP and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2010/2009 first quarter COMPARISON

Revenues: $528.3 million, an increase of $50.8 million (10.6%).

•

Combined revenues from all cable television services increased by $18.2 million (8.6%) to $229.9 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, price increases implemented in March 2010 and the revenue related to the chargeback of the additional levy amounting to 1.5% of gross cable television service revenue imposed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) in order to finance the new Local Programming Improvement Fund (“LPIF”) for the benefit of conventional television broadcasters operating local stations in Canada. These increases were partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. ARPU for our cable television services increased from $40.93 in the first quarter of 2009 to $43.01 in the same period of 2010.

•

Revenues from Internet access services increased by $21.1 million (15.4%) to $157.9 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over consumption, migration of our customers to more expensive packages and price increases implemented in March 2009 and March 2010. ARPU for our Internet services increased from $42.09 in 2009 to $44.38 in 2010. This increase was due to higher usage revenues, and price increases.

•

Revenues from cable telephony services increased by $15.9 million (19.3%) to $98.4 million, essentially because of customer growth. In the first quarter ended March 31, 2010, ARPU for our cable telephony services reached $31.87 compared to $31.51 for the same period last year. This increase was mainly due to the chargeback of 911 fees that started in late 2009 and to higher revenues per user in our small businesses customer base.

•

Revenues from wireless telephony services increased by $2.5 million (27.5%) to $11.6 million, essentially because of customer growth. In the first quarter ended March 31, 2010, ARPU for our wireless telephony services remained stable at $45.89 compared to $45.86 in 2009.

•	Revenues from business solutions decreased $0.7 million (-4.8%) to $13.9 million, due to a very competitive market in network solutions for large business.

•

Revenues of Le SuperClub Vidéotron ltée decreased by $5.2 million (-48.1%) to $5.6 million, primarily because of the franchising of corporate stores and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this subsidiary in the first quarter of 2010 remained quite stable at $3.0 million, compared to $3.2 million for the same period in 2009.

•	Other revenues, which represent mainly sales of equipment to customers, slightly decreased by $1.0 million at $10.9 million compared to $11.9 million in 2009 due to lower digital terminal sales.

MANAGEMENT DISCUSSION AND ANALYSIS

Monthly combined ARPU: $93.12, compared to $85.08 in the same quarter of 2009, an increase of $8.04 (9.4%), mostly because of an increase in the percentage of our customers subscribing to two or more services, migration of our customers to more expensive packages in television and cable modems services and price increases.

Customer statistics

Cable television – The combined customer base for cable television services increased by 8,500 (0.5%) in the first quarter of 2010 (compared with an increase of 13,600 in the same quarter of 2009) and by 56,300 (3.3%) in the 12-month period ended March 31, 2010 (see Table 2). As of March 31, 2010, our cable network had a household penetration rate (number of subscribers as a proportion of 2,582,800 total homes passed as of the end of March 2010) of 69.1% versus 67.7% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,119,900 at the end of the first quarter of 2010, an increase of 35,800 or 3.3% during the quarter (compared with an increase of 35,900 in the first quarter of 2009) and a year-over-year increase of 156,700 (16.3%). At March 31, 2010, illico Digital TV had a household penetration rate of 43.4%, compared with 37.7% a year earlier. As of March 31, 2010, 62.7% of our cable television customer base subscribed to our digital services, compared to 55.7% a year ago.

•

The customer base for analog cable television services decreased by 27,300 (-3.9%) in the first quarter of 2010 (compared with a decrease of 22,300 customers in the same quarter of 2009) and by 100,400 (-13.1%) over a one-year period, primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services stood at 1,191,600 at the end of the first quarter of 2010, an increase of 21,000 (1.8%) for the period (compared with an increase of 25,500 in the first quarter of 2009) and an increase of 102,300 (9.4%) from the end of the first quarter of 2009. As of March 31, 2010, cable Internet access services had a household penetration rate of 46.1%, compared to 42.7% at March 31, 2009.

Cable telephony – The number of subscribers to cable telephony services stood at 1,043,000 at the end of the first quarter of 2010, an increase of 29,000 (2.9%) for the period (compared with an increase of 38,900 in the first quarter of 2009) and an increase of 152,100 (17.1%) from the end of the first quarter of 2009. As of March 31, 2010, the cable telephone service had a household penetration rate of 40.4%, compared to 34.9% as of March 31, 2009.

Wireless telephony – At March 31, 2010, there were 85,300 lines activated to our wireless telephony services, an increase of 2,500 (3.0%) for the period (compared with an increase of 4,600 in the first quarter of 2009) and an increase of 17,300 (25.4%) from the end of the first quarter of 2009 (see Table 2).

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	March 10	Dec. 09	Sept. 09	June 09	March 09	Dec. 08
Cable television
Analog	665.6	692.9	717.3	742.3	766.0	788.3
Digital	1,119.9	1,084.1	1,042.4	990.3	963.2	927.3
Total cable television	1,785.5	1,777.0	1,759.7	1,732.6	1,729.2	1,715.6
Cable Internet	1,191.6	1,170.6	1,145.4	1,109.9	1,089.3	1,063.8
Cable telephony	1,043.0	1,014.0	979.1	934.8	890.9	852.0
Wireless telephony (in thousands of lines)	85.3	82.8	79.8	73.5	68.0	63.4

MANAGEMENT DISCUSSION AND ANALYSIS

Operating income: $251.7 million in the first quarter of 2010, an increase of $28.1 million (12.6%) over the same period last year.

•	The increase was primarily due to:

•	customer growth for all services;

•	migration of our customers to more expensive packages and higher usage revenues in cable Internet access services; and

•	price increases on our cable television services and Internet access services.

Partially offset by:

•	higher bundling discounts;

•	increase in our call center expenses, renting expenses and network maintenance to support our growth;

•	initial costs related to the future launch of our AWS network

•	increase in our management fees; and

•	non recurring gains of $7.4 million recorded in the first quarter of 2009

Operating margin (operating income as a percentage of revenues): 47.6% in the first quarter of 2010, compared with 46.8% in the same period of the previous year. This increase is mostly due to the fact that our revenues are growing at a steadier rate than our expenses, in part because of an increase in the percentage of our customers subscribing to two or more services. As of March 31, 2010, 70.3% of our customers were bundling two services or more, compared to 65.6% a year ago.

Amortization charges: $63.8 million, an increase of $5.1 million.

•	The increase was mainly due to an increase in the acquisition of fixed and intangible assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $29.6 million, an increase of $14.7 million.

•	The increase was mainly due to:

•	$7.1 million in interest on long-term debt due to higher indebtedness; and

•	$3.0 million loss in the first quarter of 2010 (gain of $4.9 million in the same period in 2009) on foreign currency translation of short-term monetary items.

•	The increase in indebtedness is due to the issuance, on March 5, 2009 and on January 13, 2010 of respectively US $260.0 million and $300.0 million aggregate principal amount of Senior Notes.

Valuation and translation of financial instruments: a loss of $2.3 million compared with a $10.5 million gain last year, related to changes in fair value of financial instruments, including embedded derivatives due to changing interest yield curves.

Income tax expense: $22.8 million (effective tax rate of 14.6%), compared with $21.1 million in the same period of 2009 (effective tax rate of 13.1%).

•	The low rate in 2010 was mainly due to:

•	$10.1 million in non-taxable dividend from the parent company;

MANAGEMENT DISCUSSION AND ANALYSIS

•	recognition of a $2.7 million deferred tax credit; and

•	reduction of $10.6 million in future income tax liability in light of changes in tax audit matters and tax legislation.

•	The low rate in 2009 was mainly due to:

•	$18.4 million in non-taxable dividend from the parent company; and

•	recognition of a $8.7 million deferred tax credit.

Net income: $133.2 million, a decrease of $7.3 million (-5.2%).

•	The decrease was mainly due to:

•	$14.7 million increase in financial expenses;

•	negative variance of $12.8 million in the gain on valuation and translation of financial instruments ;and

•	$5.1 million increase in the amortization charges.

Partially offset by:

•	$28.1 million increase in operating income

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Cash flows provided by operating activities: $178.1 million in the first quarter of 2010, compared with $159.3 million in the same quarter of 2009, an increase of $18.8 million (11.8%)

•	The increase was mainly due to:

•	$28.1 million increase in operating income; and

•	$20.1 million decrease in non-cash balances related to operations, mainly due to the variation of accounts payables.

Partially offset by:

•	Variation of $18.0 million in current income taxes in 2010, compared to $0.1M in 2009; and

•	$12.7 million increase in financial expenses and foreign exchange expenses.

Investing activities

Cash flows used in investing activities: $121.0 million in the first quarter of 2010, compared with $306.4 million in the same quarter of 2009, a decrease of $185.4 million.

•	The decrease was mainly due to:

•	acquisition in 2009 of $190.0 million of shares of a company under common control for tax planning purposes; and

•	decrease of $30.0 million in temporary investments in 2010 (none in 2009).

Partially offset by:

•	$26.4 million increase in the acquisition of fixed assets; and

MANAGEMENT DISCUSSION AND ANALYSIS

•	$3.7 million increase in the acquisition of intangible assets.

Additions to fixed and intangible assets: $152.3 million in the first quarter of 2010, compared to $122.2 million in the same quarter of 2009, an increase of $30.1 million (24.6%).

•	This growth was mainly due to investments in our 3G network, our telephony and Internet access services and the modernization of our network.

AWS Network: Videotron completed several key milestones in the build-out of its AWS network. As of March 31, 2010, almost all switching services and platforms had been installed and were operational. Siting and tower-sharing agreements for nearly 90% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at more than 70% of the sites for which an agreement has been signed. Videotron had also conducted multi-phase testing to maintain the reliability of its platforms. Interconnections with Videotron’s existing fibre-optic network were being completed and incorporated into the company’s integrated service. Videotron is still planning to launch its advanced wireless services in summer 2010.

Financing activities

Cash flows provided by financing activities: $43.8 million provided in the first quarter of 2010, compared with $230.3 million provided in the same quarter of 2009.

•	The $186.5 million decrease was mainly due to:

•	the Company contracted a subordinated loan of $190.0 million from Quebecor Media Inc. in 2009 for tax purposes compared to none in 2010;

•	issuance of $325.5 million of long-term debt, net of financing costs in 2009, compared to an issuance of $293.9 million in 2010; and

•	payment of dividends of $250.0 million in 2010 ($74.0 million in 2009) to its parent company, Quebecor Media Inc.

Partially offset by:

•	a decrease of net borrowings under bank credit facility of $207.7 million in 2009 compared to none in 2010.

Consolidated debt of Videotron increased by $244.8 million in the first-three month period of 2010

•	The increase was mainly due to :

•	issuance by Videotron on January 13, 2010 of $300.0 million aggregate amount of Senior Notes for a net proceeds of $293.9 million;

•	$4.3 million increase in debt related to the ineffective portion of fair value hedging relationship and to embedded derivatives, due mainly to interest rate fluctuations.

Partially offset by:

•	$54.0 million favourable impact of exchange rate fluctuation

•

Liabilities related to derivative instruments totalled a net liability of $270.2 at March 31, 2010, compared with a net liability of $229.4 million at December 31, 2009 (net of $3.1 million at that date), a net increase of $40.9 million. The variance was essentially due to the impact of exchange rate fluctuations on value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position at March 31, 2010

Net available liquid assets: $843.4 million for the Company, consisting of $ 251.2 million cash on hand and $ 592.2 million of unused lines of credit

Consolidated debt: total $1.8 billion at March 31, 2010 compared with $1.6 billion at December 31, 2009

As of March 31, 2010, the aggregate amount of minimum principal payments on long term debt required in each of the next five years and thereafter, based on borrowing levels as at that date is as follows:

Table 3

Minimum principal amount on Videotron long term debt

12 periods ending March 31

(in million of Canadian dollars)

2011	$0.0
2012	0.0
2013	0.0
2014	665.7
2015	0.0
2016 and thereafter	1,193.9

Total	$1,859.6

The weighted average term of Videotron consolidated debt was approximately 6.5 years as of March 31, 2010 (6.2 years as of December 31, 2009). The debt comprises approximately 76.7% fixed rate debt (72.9% as of December 31, 2009) and 23.3% floating rate debt (27.1% as of December 31, 2009).

Management believes that cashflow from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments debt repayments, pension plan contributions and dividends (or distributions). The Company believes it will be able to meet future debt payments, which are staggered over coming years.

Pursuant to its financing agreements, the Company is required to maintain certain financial ratios and covenants. The key financial ratios listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2010, the Company was in compliance with all required financial ratios and restrictive clauses in the financing agreements.

AWS-Network: Videotron still expects to finance future expenditures related to its AWS project from cash and cash equivalents, cash flows generated by operations and, if necessary, unused lines of credit.

Contractual obligations

Material contractual obligations included capital repayment and interest on long-term debt, capital asset purchases and other commitments, and obligations related to financial instruments. The Company entered into the following material contractual obligations in 2010:

•	On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes.

Apart from this obligation, there were no material changes in contractual obligations in the first quarter of 2010 compared with the disclosures in the Annual Report for the year ended December 31, 2009 (Form 20F).

MANAGEMENT DISCUSSION AND ANALYSIS

		Payments Due by Period as of March 31, 2010
	Total	< 1 year	Less than 1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations:
Accounts payable and accrued charges	317.9	317.9	—	—	—
6 7/8% Senior Notes due January 15, 2014	665.7	—	—	665.7	—
6 3/8% Senior Notes due December 15, 2015	177.3	—	—	—	177.3
9 1/8% Senior Notes due April 15, 2018	716.6	—	—	—	716.6
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
Cash Interest Expense [1]	1,046.8	111.3	303.1	259.5	372.9
Derivative financial instruments [2]	270.4	—	—	167.7	102.7

Total contractual cash obligations	$3,494.5	$429.0	$303.1	$1,092.9	$1,669.5

1	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged an unhedged interest rates and hedged foreign exchange rate as at March 31, 2010.

2	Estimated net future reimbursements on derivative financial instruments relate to foreign exchange hedging.

Changes in Accounting Policies

Current changes in accounting policies under Canadian GAAP

Recent Accounting Developments in Canada

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

MANAGEMENT DISCUSSION AND ANALYSIS

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for all of the important topics, and is continuing to execute its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the significant exemptions the Company intends to elect at transition with their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption

Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.

Employee Benefits

On transition, the Company expects to elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.

Borrowing Costs

On transition, the Company expects to elect to apply the capitalization of borrowing costs as calculated under IFRS on qualifying assets prospectively beginning on a designated date prior to transition. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, estimates calculated under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to hedge relationships previously designated.

MANAGEMENT DISCUSSION AND ANALYSIS

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS, with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of Financial Statements (IAS 1)	• Format variations and additional disclosures in the notes to financial statements are required under IFRS.
Property, Plant and Equipment (IAS 16)	• No capitalization of start-up costs incurred on certain built-to-suit assets prior to substantial completion. • As a result, depreciation expense is expected to be different under IFRS.
Impairment of Assets (IAS 36)

•     Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.

•     The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS than otherwise recognized under Canadian GAAP.

•     Goodwill is allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

•     Under certain circumstances, impairment previously taken (other than goodwill) is required to be reversed.

•     At transition, the Company has not yet concluded its assessment of asset impairment.

Income Taxes (IAS 12)

•     Recognition and measurement criteria for deferred tax assets and liabilities may differ.

•     Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or other comprehensive income are also recorded directly in equity or other comprehensive income, under IFRS as compared to through earnings under Canadian GAAP.

•     The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

Employee Benefits (IAS 19)

•     Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition whereas under Canadian GAAP, vested or unvested past service costs were recognized linearly over the estimated average remaining service lifetime of participating employees.

•     After transition, the Company expects to recognize actuarial gains and losses as they occur in Other Comprehensive Income (OCI), with no impact on income. Previously under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

•     This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.

•     The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Combinations and Minority Interests (IFRS 3R)

•     Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.

•     Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

•     Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.

•     These differences may result in financial statement impacts prospectively from transition on the occurrence of a future acquisition.

Related party transactions	• Recognition and measurement criteria for related party transactions may differ under IFRS. • This difference may result in reclassifications within equity accounts in the opening balance sheet.
Share-based Payment (IFRS 2)

•     Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.

•     This difference is expected to increase other liabilities and compensation costs on transition and in subsequent reporting periods.

Provisions and Contingencies (IAS 37)

•     A different threshold is used for the recognition of a contingent liability which could impact the timing of when a provision may be recorded. At transition, liabilities for severance payments and contract termination penalties may be adjusted, with a corresponding effect on opening retained earnings.

Hedge Accounting (IAS 39)

•     The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with criteria under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.

•     On transition, the Company intends to continue applying hedge accounting to all of its hedging arrangements.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS. Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of new policy choices on financing arrangements and similar obligations.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS, as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements.

The Company will monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

MANAGEMENT DISCUSSION AND ANALYSIS

Forward-looking statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•

unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.

Interim Consolidated Statements of Income

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2010	2009
Operating revenues:
Cable television	$229,948	$211,745
Internet	157,936	136,819
Telephony	98,406	82,512
Wireless telephony	11,560	9,051
Business solution	13,934	14,631
Video stores	5,631	10,827
Other	10,905	11,929
	528,320	477,514

Direct costs and operating expenses	276,617	253,909

Amortization	63,847	58,671

Financial expenses (note 2)	29,603	14,912

Loss (gain) on valuation and translation of financial instruments (note 3)	2,276	(10,499)

Other	(58)	(1,111)
Income before income taxes and non-controlling interest	156,035	161,632

Income taxes:
Current	18,772	760
Future	4,062	20,353
	22,834	21,113
	133,201	140,519
Non-controlling interest	9	42
Net income	$133,192	$140,477

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Comprehensive Income

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2010	2009

Net income	$133,192	$140,477
Other comprehensive income (loss):
Gain on valuation of derivative financial instruments	11,235	3,061
Future income taxes	(84)	(5,345)
	11,151	(2,284)
Comprehensive income	$144,343	$138,193

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Shareholder’s Equity

(in thousands of Canadian dollars)

(unaudited)

	Capital stock (note 7)	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive loss (note 8)	Total shareholder’s equity

Balance as at December 31, 2008	$1	$503,155	$(72,882)	$(27,098)	$403,176

Net income	–	–	140,477	–	140,477

Dividends	–	–	(74,000)	–	(74,000)

Other comprehensive loss	–	–	–	(2,284)	(2,284)

Balance as at March 31, 2009	1	503,155	(6,405)	(29,382)	467,369

Net income	–	–	456,420	–	456,420

Conversion of contributed surplus (note 9)	–	(496,000)	496,000	–	–

Dividends	–	–	(229,000)	–	(229,000)

Related party transaction	–	–	(70)	–	(70)

Other comprehensive income	–	–	–	6,550	6,550

Balance as at December 31, 2009	1	7,155	716,945	(22,832)	701,269

Net income	–	–	133,192	–	133,192

Dividends	–	–	(250,000)	–	(250,000)

Other comprehensive income	–	–	–	11,151	11,151

Balance as at March 31, 2010	$1	$7,155	$600,137	$(11,681)	$595,612

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2010	2009

Cash flows related to operating activities:
Net income	$133,192	$140,477
Adjustments for:
Amortization of fixed assets	59,699	55,108
Amortization of intangible assets and other assets	4,148	3,563
Loss (gain) on valuation and translation of financial instruments (note 3)	2,276	(10,499)
Amortization of financing costs and long-term debt premium or discount (note 2)	861	153
Future income taxes	4,062	20,353
Other	1,625	(2,061)
	205,863	207,094
Net change in non-cash balances related to operating activities	(27,744)	(47,808)
Cash flows provided by operating activities	178,119	159,286

Cash flows related to investing activities:
Additions to fixed assets	(128,215)	(101,784)
Additions to intangible assets	(24,117)	(20,451)
Acquisition of preferred shares of a company under common control (note 5)	–	(190,000)
Net change in temporary investments	30,000	–
Other	1,336	5,876
Cash flows used in investing activities	(120,996)	(306,359)

Cash flows related to financing activities:
Net change in bank indebtedness	–	(3,613)
Net change under bank credit facility	–	(207,670)
Issuance of long-term debt, net of financing costs (note 6)	293,888	325,544
Issuance of subordinated loan from parent company (note 5)	–	190,000
Dividends	(250,000)	(74,000)
Other	(131)	–
Cash flows provided by financing activities	43,757	230,261

Net change in cash and cash equivalents	100,880	83,188

Cash and cash equivalents at beginning of period	150,309	–

Cash and cash equivalents at end of period	$251,189	$83,188

Non-cash investing activities:
Additions to fixed and intangible assets financed with accounts payable	$87,528	$44,502

Cash interest payments	$16,884	$21,499
Cash income tax payments (net of refunds)	1,754	178

Additions to intangible assets[1]:
Internally generated	12,079	9,827
Externally acquired	12,038	10,624

[1]	All intangible assets acquired are subject to amortization.

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

(unaudited)

	March 31	December 31
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$251,189	$150,309
Temporary investments	–	30,000
Accounts receivable	174,844	185,726
Income taxes	229	255
Amounts receivable from affiliated companies	44,149	14,682
Inventories	42,350	38,938
Prepaid expenses	22,910	10,216
Future income taxes	5,868	12,305
	541,539	442,431

Investments (note 5)	1,260,000	1,260,000
Fixed assets	1,826,760	1,775,089
Intangible assets	748,954	731,944
Derivative financial instruments	–	3,077
Other assets	50,436	44,835
Future income taxes	822	859
Goodwill	432,374	432,374
	$4,860,885	$4,690,609

Liabilities and Shareholder’s equity
Current liabilities:
Accounts payable and accrued charges	$317,868	$381,049
Amounts payable to affiliated companies	52,195	21,513
Deferred revenue	186,528	178,007
Income taxes	17,914	4,887
	574,505	585,456

Long-term debt (note 6)	1,837,138	1,592,321
Subordinated loan from parent company (note 5)	1,260,000	1,260,000
Derivative financial instruments	270,189	232,469
Future income taxes	281,969	281,588
Other liabilities	41,472	37,506
	4,265,273	3,989,340

Shareholder’s equity:
Capital stock (note 7)	1	1
Contributed surplus	7,155	7,155
Retained earnings	600,137	716,945
Accumulated other comprehensive loss (note 8)	(11,681)	(22,832)
	595,612	701,269
	$4,860,885	$4,690,609

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

Videotron Ltd. (the “Company”) is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.

1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these interim consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2010.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

2.	Financial expenses:

	Three months ended March 31
	2010	2009

Third parties:
Interest on long-term debt	$ 37,358	$ 30,214
Amortization of financing costs and long-term debt premium or discount	861	153
Loss (gain) on foreign currency translation of short-term monetary items	3,035	(4,941)
Other	(154)	(38)
	41,100	25,388
Affiliated parties:
Interest expense	32,628	57,687
Dividend income	(33,709)	(59,610)
	(1,081)	(1,923)

Interest capitalized to the cost of:
Fixed assets	(2,004)	(557)
Intangible assets	(8,412)	(7,996)
	(10,416)	(8,553)
	$ 29,603	$ 14,912

3.	Loss (gain) on valuation and translation of financial instruments:

	Three months ended March 31
	2010	2009

Loss (gain) on embedded derivatives	$ 1,384	$ (5,457)
Loss (gain) on ineffective portion of fair value hedges	892	(5,042)
	$ 2,276	$ (10,499)

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

4.	Pension plans and postretirement benefits:

The Company maintains defined benefit plans and contribution benefit plans for its employees. The total costs were as follows:

	Three months ended March 31
	2010	2009
Defined benefit plans	$ 1,568	$ 1,519
Defined contribution plans	1,799	1,426
	$ 3,367	$ 2,945

5.	Subordinated loan from parent company:

	March 31, 2010	December 31, 2009
Subordinated loan – Quebecor Media Inc.	$ 1,260,000	$ 1,260,000

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

6.	Long-term debt:

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time prior to January 15, 2015, based on a make-whole formula and at a decreasing premium from thereon.

Components of the long-term debt are as follows:

	March 31, 2010	December 31, 2009

Senior Notes	$ 1,859,667	$ 1,613,848

Change in fair value related to hedged interest rate risk	23,468	20,589
Adjustments related to embedded derivatives	(16,728)	(18,112)
Financing fees, net of amortization	(29,269)	(24,004)
	$ 1,837,138	$ 1,592,321

7.	Capital stock:

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

7.	Capital stock (continued):

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2009 and March 31, 2010	2,515,277	$1

(c)	Stock-based compensation

The following table provides details of changes to outstanding options under the main stock-based compensation plans established by the parent company for the three-month period ended March 31, 2010:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2009:	1,276,235	$ 39.81
Granted	44,000	46.48
Exercised	(16,165)	24.99
Transferred [1]	(20,000)	44.45
As of March 31, 2010	1,284,070	$ 40.15
Vested options as of March 31, 2010	47,907	$ 30.08

[1]	Represents amounts for an employee transferred to a related company. The Company’s accounting for the compensation expenses of these stock options ended the date of the employee transfer.

During the three-month period ended March 31, 2010, a net consolidated compensation charge related to the stock-based plan was recorded in the amount of $2.5 million (a net reversal of $0.3 million was recorded in 2009).

During the three-month period ended March 31, 2010, 16,165 stock options were exercised for a cash consideration of $0.4 million (3,058 stock options were exercised for a cash consideration of $0.03 million in 2009).

8.	Accumulated other comprehensive loss:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8 year period.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

9.	Conversion of contributed surplus:

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

10.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets:

(a)	Consolidated statements of income

	Three months ended March 31
	2010	2009

Net income as per Canadian GAAP	$ 133,192	$ 140,477

Non-controlling interest as per Canadian GAAP (vii)	9	42

Adjustments:
Push-down basis of accounting (i)	(2,233)	(3,584)
Change in the fair value and ineffective portion of derivative financial instruments (iii)	(3,732)	180
Share-based compensation (iv)	–	(3,500)
Rental costs (v)	(1,669)	–
Income taxes (vi)	(2,457)	(7,002)
Other	–	(15)
	(10,091)	(13,921)
Net income as adjusted per U.S. GAAP	$ 123,110	$ 126,598

Attributable to (vii):
Equity shareholder	$ 123,101	$ 126,556
Non-controlling interest	9	42

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Significant differences between GAAP in Canada and the United States (continued):

(b)	Consolidated statements of comprehensive income

	Three months ended March 31
	2010	2009

Comprehensive income as per Canadian GAAP	$ 144,343	$ 138,193
Non-controlling interest as per Canadian GAAP (vii)	9	42

Adjustments to net income as per previous table	(10,091)	(13,921)

Adjustments to other comprehensive income:
Derivative financial instruments (iii)	3,700	(5,146)
Income taxes (vi)	17	707
	3,717	(4,439)
Comprehensive income as per U.S. GAAP	$ 137,978	$ 119,875

Attributable to (vii):
Equity shareholder	$ 137,969	$ 119,833
Non-controlling interest	9	42

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Significant differences between GAAP in Canada and the United States (continued):

(c)	Consolidated balance sheets

	March 31, 2010		December 31, 2009
	Canada	United States	Canada	United States
Fixed assets	$ 1,826,760	$ 1,894,128	$ 1,775,089	$ 1,847,311
Goodwill	432,374	2,570,842	432,374	2,570,842
Future income tax assets	6,690	8,035	13,164	14,509
Other assets	50,436	18,666	44,835	14,349
Accounts payable and accrued charges	(317,868)	(319,680)	(381,049)	(390,752)
Long-term debt	(1,837,138)	(1,859,515)	(1,592,321)	(1,614,666)
Future income tax liabilities	(281,969)	(292,437)	(281,588)	(282,677)
Other liabilities	(41,472)	(18,645)	(37,506)	(15,963)
Contributed surplus	(7,155)	(5,121,062)	(7,155)	(5,121,062)
(Retained earnings) deficit	(600,137)	2,352,002	(716,945)	2,225,103
Accumulated other comprehensive loss	11,681	9,868	22,832	24,736

Accumulated other comprehensive loss as at March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010	December 31, 2009
Accumulated other comprehensive loss as per Canadian GAAP	$ (11,681)	$ (22,832)
Adjustments:
Pension and postretirement benefits (ii)	(3,863)	(3,863)
Derivative financial instruments (iii)	5,647	1,947
Income taxes (vi)	29	12
	1,813	(1,904)
Accumulated other comprehensive loss as per U.S. GAAP	$ (9,868)	$ (24,736)

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Significant differences between GAAP in Canada and the United States (continued):

(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

As at March 31, 2010, the push-down resulted in an increase in fixed assets of $70.8 million, an increase in goodwill of $2,138.4 million, an increase in future income tax liability of $19.5 million, an increase in contributed surplus of $4,577.0 million and an increase in the deficit of $2,387.2 million

(ii)	Pension and postretirement benefits:

Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established Codification Topic 825, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Significant differences between GAAP in Canada and the United States (continued):

(iv)	Stock-based compensation:

Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(v)	Rental costs:

Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as they are incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of fixed asset being constructed until this item is substantially completed and ready for productive use.

(vi)	Income taxes:

The Company and a subsidiary have entered into tax consolidation transactions with a parent company through which tax losses were transferred between the parties. Under Canadian GAAP, these transactions resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, continued

For the three-month period ended March 31, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Significant differences between GAAP in Canada and the United States (continued):

(vii)	Business combinations and non-controlling interest:

The new provisions of Codification topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification 805 establishes guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

(viii)	Conversion of contributed surplus:

During the second quarter of 2009, the Company eliminated its deficit by converting $496.0 million of contributed surplus. Under Canadian GAAP, this transaction was permitted by obtaining the proper authorization from the parent company. Under U.S. GAAP, the Company did not meet the requirements set forth by the SEC’s “Quasi-Reorganization” SAB 5-S; hence, the transaction was not allowed under U.S. GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President, Finance and Chief Financing Officer

Date: May 18, 2010